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                            April 5, 2021

       Brian Kabot
       Chief Executive Officer
       Stable Road Acquisition Corp.
       1345 Abbot Kinney Blvd.
       Venice, CA 90291

                                                        Re: Stable Road
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            File No. 001-39128
                                                            Filed March 25,
2021

       Dear Mr. Kabot:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 25, 2021

       General

   1. Consistent with the requirements of Item 19 of Schedule 14A, please revise to include a materially complete
description of the reasons why you are seeking to amend the charter to extend the life of
Stable Road in Proposal No. 3. We would expect to see an
                                                        explanation to
shareholders that addresses in transparent and comprehensive terms the current status of the
proposed business combination and the likelihood that you will be able to complete the
transaction with Momentus. In this regard, the disclosure should address the steps
required for consummation of the merger and commencement of
                                                        operations, including
but not limited to, the need for various regulatory reviews and approvals, licenses,
agreements and permits required to conduct the business and their status. In addition,
the disclosure should address the impact on the proposed business combination of the
departure of Momentus    founder and former CEO and his associated
                                                        divesture of interests.
 Brian Kabot
FirstName
Stable RoadLastNameBrian    Kabot
              Acquisition Corp.
Comapany
April       NameStable Road Acquisition Corp.
       5, 2021
April 25, 2021 Page 2
Page
FirstName LastName
2.       We note that Momentus    is subject to pending applications for
licenses or regulatory
         approvals, including from the FAA, FCC and NOAA, as well as an ongoing CFIUS review. Please address the status of these licenses, approvals, or reviews, and the operational uncertainty these pending matters raise for the proposed business combination transaction and the potential impact of an adverse determination so that investors may assess the advantages or disadvantages of voting in favor of the proposal to extend the time to complete the business combination transaction.
3. In addition to the pending regulatory matters, we note that Momentus has delayed its initial launch until June 2021. Revise your disclosure to provide investors with an up-to-
         date understanding of Momentus    operational status and prospects,
clearly disclosing any
         assumptions underlying that information.
Why should I vote for the Extension Amendment?, page 3

4. We note that you discuss only positive factors relating to the Momentus transaction.
         Please revise to discuss negative factors relating to that transaction. Include those considered by your officers and directors and those that have arisen since your board approved the transaction.
How do the Company insiders intend to vote their shares?, page 4

5. We note the general disclosure here and that your beneficial ownership table provides disclosure as of February 21, 2021. Revise to disclose whether any insiders have purchased, or made arrangements to purchase or direct the voting of shares in connection with this proxy statement or the proposed transaction with Momentus. Quantify the number and revise your disclosure accordingly.
Interests of the Company's Directors and Officers, page 31

6. We note that your current disclosure describes the general interests your directors and officers have in the transaction and extension amendment. Please revise to quantify those interests.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian Kabot
Stable Road Acquisition Corp.
April 5, 2021
Page 3

       Please contact Geoff Kruczek at 202-551-3641 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameBrian Kabot                           Sincerely,
Comapany NameStable Road Acquisition Corp.
                                                        Division of Corporation
Finance
April 5, 2021 Page 3                                    Office of Manufacturing
FirstName LastName